UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For March 10, 2003


                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated March 10, 2003  -  Holding(s) in Company





                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company

BUNZL PLC


2. Name of shareholder having a major interest

FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOMINEE/REGISTERED NAME                                      SHARES HELD

MELLON BANK                                                       30,702
STATE STREET NOMINEE LTD                                          21,400
STATE STREET BANK & TRUST                                          8,800
BROWN BROTHERS HARRIMAN                                           10,000
CLYDESDALE BANK (HEAD OFFICE) NOMINEES LTD                     1,129,067
CITIBANK                                                         121,600
BT GLOBENET NOMINEES LTD                                          28,400
MSS NOMINEES LTD                                                 134,200
BANKERS TRUST                                                  1,371,721
CHASE NOMINEES LTD                                             1,149,022
HSBC CLIENT HOLDINGS NOMINEE (UK) LTD                            212,300
BANK OF NEW YORK LONDON                                           93,300
MSS NOMINEES LTD                                                 154,994
NORTRUST NOMINEES LTD                                            751,104
BANKERS TRUST                                                    436,072
BT GLOBENET NOMINEES LTD                                         208,200
STATE STREET BANK & TRUST                                        172,100
MORGAN STANLEY                                                   227,693
RBS TRUST BANK                                                   744,500
NORTHERN TRUST                                                   796,809
BANK OF NEW YORK EUROPE                                          193,616
CITIBANK                                                         174,019
CHASE MANHATTAN BANK LONDON                                      224,481
BANK OF NEW YORK LONDON                                          445,600
DEUTCHE BANK                                                      34,100
J P MORGAN                                                       277,000
STATE STREET BANK & TRUST                                        244,600
MELLON NOMINEES LTD                                               38,600
BANK OF NEW YORK BRUSSELS                                        411,364
HSBC CLIENT HOLDINGS NOMINEE (UK) LTD                          4,173,400


TOTAL                                                         14,018,764


5. Number of shares / amount of stock acquired

409,070 (SINCE LAST NOTIFICATION)


6. Percentage of issued class

0.087%


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class

N/A


9. Class of security

ORDINARY SHARES OF 25P


10. Date of transaction

6 MARCH 2003


11. Date company informed

10 MARCH 2003


12. Total holding following this notification

14,018,764


13. Total percentage holding of issued class following this notification

3.00%


14. Any additional information

N/A


15. Name of contact and telephone number for queries

MRS C MEYER - 020 7495 4950


16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY & GROUP LEGAL ADVISER


Date of notification

10 MARCH 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  March 10, 2003                         By:__/s/ Anthony Habgood__

                                              Title:   Chairman